Exhibit 1

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819

June 13, 2019

Via E-mail and Federal Express

Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler’s Green Circle, Suite 200N
Greenwood Village, Colorado 80111
Attention: Board of Directors (the “Board”)

Ladies and Gentlemen:

Vintage Capital Management, LLC (“Vintage”, “we” or “us”) is the beneficial owner of 1,500,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Red Robin Gourmet Burgers, Inc. (“Red Robin” or the “Company”), representing more than 11.5% of the Company’s outstanding shares and making us the third largest shareholder of the Company.

We have sought to communicate with management and the Board in an effort to understand, and ultimately improve, the strategic direction of the Company. However, after the recent adoption of a poison pill and the retention of a slew of highly paid takeover defense advisors, we have serious concerns that management and the Board would prefer to maintain the status quo and entrench themselves in their current positions rather than act in the best interest of shareholders.

Our sincere hope, as explained to members of the Board on a number of occasions, was to work collaboratively to recruit an “A+” operator to accept the CEO role and lead Red Robin back to greatness. It is clear that many such quality candidates are refusing to entertain the opportunity due to a lack of confidence in the Board’s leadership and Red Robin’s disastrous operating and market performance. Settling for anything less than an outstanding operator is not acceptable, and with an increasing risk of that being the result of the search process and the continued deterioration of the business under the present Board and management, we feel strongly that the Company should immediately commence a comprehensive review of strategic alternatives, including an auction of the Company, which would run in parallel with the ongoing CEO search process. Subject to confirmatory due diligence, we would be prepared to bid $40.00 per share in the auction process to acquire 100% of the Company in an all-cash transaction.

While we do have faith in the intrinsic value of the Red Robin brand, we have very little confidence that the current Board will be able to attract a suitable new leader for the Company or initiate or seriously pursue a meaningful sales process. If the Board wants to show shareholders that it truly recognizes the serious issues facing the Company and is interested in maximizing value for shareholders, we request that the Board commit publicly to the launching of a broad review of strategic alternatives (including a sale of the Company) to run in parallel with the CEO search process. Failing a prompt public commitment by the Board that it has commenced a fulsome and transparent review of strategic alternatives, including a sale of the Company, Vintage intends to call a special meeting of shareholders (as we are permitted to do under the Company’s bylaws) in order to remove some or all of the current members of the Board and replace them with directors who will actually act in the best interest of shareholders by undertaking a comprehensive review of strategic alternatives. A refreshed Board is also far more likely relative to the incumbents to attract and entice an “A+” CEO candidate. While a proxy fight is not desirable for Vintage or for the Company’s other shareholders and could inhibit our ability to participate in any auction process, we feel that the Board has left us no other option and we will take all available actions to ensure that the Board acts in the best interests of the shareholders.

We also advise the Board not to take any further steps to interfere with shareholder rights, and expressly reserve all rights and remedies in respect of actions that have been or may hereafter be taken by the Board.

We look forward to your prompt response.

Very truly yours,

Brian Kahn
Manager
Vintage Capital Management, LLC

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